

August 31, 2021

Stanton E. Ross
Chief Executive Officer
Digital Ally, Inc.
15612 College Blvd.
Lenexa, KS 66219

> **Re: Digital Ally, Inc.**
> **Registration Statement on Form S-3**
> **Filed August 24, 2021**
> **File No. 333-259018**

Dear Mr. Ross:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Thomas Jones at 202-551-3602 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: David E. Danovitch, Esq.